UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

May 7, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT III, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-2156701
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Update

Senior Mortgage Loan – Hauser SGS, LLC

On October 8, 2019, we acquired from Fundrise Lending, LLC, a first mortgage bridge loan with a maximum principal balance of $4,500,000 (the “Hauser SGS Senior Loan”), $4,000,000 of which was funded at closing. The borrower is a tenancy in common formed by Hauser SGS, LLC (“Hauser SGS”), Hauser BG LLC, Hauser JBG LLC and Hauser SE LLC, and managed by Hauser SGS. The borrower used the loan proceeds to refinance the recent acquisition of approximately 33,000 square feet of land, located at 2405-2423 Hauser Blvd, Los Angeles, CA 90016 (the “Hauser SGS Property”). Hauser SGS is in process of applying for permits to redevelop the site with 30 apartment units.

On May 7, 2020, Hauser SGS paid off the investment for the full amount of principal drawn to date plus interest. All interest payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 11.8%. Our internal rate of return was higher than the stated rate because the borrower funded 12 months of interest on the maximum principal balance into a reserve account at closing. Hauser SGS closed on Opportunity Zone equity to recapitalize the land and intends to pursue construction financing.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT III, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: May 13, 2020